                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                            PARLUX FRAGRANCES, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   701645103
                                (CUSIP Number)

                             John F. Ballard, Esq.
                    Buckingham, Doolittle & Burroughs, LLP
                       One Cleveland Center - Suite 1700
                                1375 E. 9th St.
                              Cleveland, OH 44114
                                (216) 621-5300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 15, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 701645103                                     Page 2 of 4 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Shore Associates, L.P. (TIN: 11-3090062)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,031,600 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,031,600 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,031,600 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This statement on Schedule 13D is hereby amended as follows:

Item 4.   Purpose of the Transaction

          North Shore initially acquired the Shares for investment purposes only. However, on October 13, 1999, North Shore determined that it may be appropriate to consider recommending to the Issuer significant various alternative possible courses of action designed to increase shareholder value, including, but not limited to, the exploration of a possible sale of the Issuer, or the implementation of a more aggressive stock repurchase program. North Shore may take any of the foregoing actions, some other action, or none of them. Except as stated herein, North Shore has not decided on any single or specific course or plan of action; however, North Shore reserves the right to take such action as it deems desirable to protect or enhance the value of its investment in the Issuer.

          North Shore, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock which North Shore beneficially owns or hereafter may acquire. Except as stated above, North Shore has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.


Item 5.   Interest in Securities of the Issuer

          North Shore beneficially owns 1,031,600, shares (the "Shares"), or approximately 10.3% of the outstanding common stock of the issuer. North Shore has the sole power to vote and direct the disposition of the Shares; except that, by virtue of their control relationships as described in Item 2, above, NSA, North Country and Mr. Siegler have the power, directly or indirectly, to control the voting and disposition of such Shares. Such 1,031,600 Shares includes 2,000 Shares held in an IRA Account maintained by Mr. Siegler.

          On May 9, 2001 North Shore entered into a Stock Option Agreement with IZJD Corp. ("IZJD") granting IZJD, in consideration of the payment of $20,000 to North Shore, an option to purchase an aggregate of 1,066,600 shares of common stock of the Issuer. The option agreement includes 15,000 shares owned by minor children of Robert H. Siegler, 10,000 shares held by an IRA custodian for the benefit of the father of Robert H. Siegler, and 10,000 shares held by a family trust the trustee of which is the father of Robert H. Siegler. Mr. Siegler disclaims beneficial ownership of these 35,000 shares. The exercise price per share under North Shore an the Stock Option Agreement is $4.00. The option expires on the earlier of 5:00 p.m. August 20, 2001 or 5 business days prior to the expiration date of any tender offer for or any offer to purchase common stock made by any person, other than IZJD or its affiliates, to all or substantially all of the stock holders of the Issuer. If a tender offer is made by IZJD or any person affiliated with IZJD, and is closed, IZJD is required to exercise the option prior to the expiration date. A copy of the Stock Option Agreement is attached as an exhibit to this Schedule 13D.


Item 7.   Materials to be filed as exhibits

          Exhibit A: Stock Option Agreement by and between North Shore Associates, L.P., a Delaware limited partnership on behalf of itself and certain other parties as optionor and IZJD Corp., a Florida corporation, as optionee.


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


June 12, 2001              NORTH SHORE ASSOCIATES, L.P.
                               By:  NSA MANAGEMENT, L.P., General Partner
                               By:  NORTH COUNTRY CAPITAL CORP., General Partner
                               By:  /s/ Robert H. Siegler
                                    ----------------------------------------
                                    Robert H. Siegler, President

                                       4